UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

9 Rothschild Blvd., Tel Aviv 6688112, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

1.	On June 23, 2016, Ellomay Capital Ltd. (the “Company”) announced that the Compensation Committee and Board of Directors of the Company resolved to amend Item 2 and Exhibit A of the proxy statement (the “Proxy Statement”) previously published in connection with the Company’s annual general meeting of shareholders (the “AGM”) as follows:

(i)	Item 2 of the Proxy Statement is hereby amended to include a recommendation by the Compensation Committee and the Board of Directors to revise the section titled “Indemnification, Exemption and Insurance of Directors and Officers” in the Company’s Updated Compensation Policy as marked on Exhibit A to the Proxy Statement, as amended.

(ii)	Section 8 of Exhibit A to the Proxy Statement is hereby amended and restated as follows:

“8. Indemnification, Exemption and Insurance of Directors and Officers

The Directors and Officers will be covered by a Directors and Officers insurance liability policy, to be periodically purchased by the Company, subject to the requisite approvals under the Companies Law.  The Company has granted, and will continue to grant, letters of indemnification and exemption letters to its Directors and Officers, subject to the requisite approvals under the Companies Law; provided, however, that the Company may not in the future provide exemption letters to an Officer or Director for an action or transaction in which a controlling shareholder (as such term is defined in the Companies Law) or any other Officer or Director (including an Officer or Director who is not the Officer or Director the Company has undertaken to exempt) has a personal interest (as such term is defined in the Companies Law).

The aggregate indemnification amount payable by the Company to all indemnified persons, pursuant to indemnification undertakings to be granted to Officers and Directors from the adoption date of this limitation, in respect of any occurrence of the events specified in the exhibit to the indemnification undertaking, shall not exceed 25% of the Company’s shareholders’ equity according to the latest reviewed or audited consolidated financial statements approved by the Company’s Board of Directors prior to the date on which the indemnification amount is paid.”

The words proposed to be added are underlined.

Other than described above, no changes were adopted with respect to Item 2 or Exhibit A of the Proxy Statement. For further information with respect to Item 2, please see the Proxy Statement that was furnished to the Securities and Exchange Commission on Form 6-K on May 18, 2016.

Please note that the adjourned AGM in connection with Item 2 will be held on Tuesday, July 5, 2016, at 3:00 p.m., Israel time, at the Company’s offices located at 9 Rothschild Boulevard, 2nd Floor, Tel-Aviv 6688112, Israel. Shareholders may continue to use the form of proxy card or deed of vote previously provided with respect to the AGM in connection with their vote regarding the Updated Compensation Policy.

The Company shall deem the votes submitted in connection with the Updated Compensation Policy as incorporating the amendments described herein.

2.	The following document is attached hereto and incorporated by reference herein:

Exhibit 99.1	Press Release: “Ellomay Capital Announces Results of 2016 Annual General Meeting of Shareholders; General Meeting Adjourned to July 5, 2016 in connection with Updated Compensation Policy,” dated June 22, 2016.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: June 23, 2016